

Mail Stop 7010

January 8, 2008

Mr. Randy L Kotler
Avatar Holdings Inc
201 Alhambra Circle
Coral Gables, Florida 33134

      RE: Avatar Holdings Inc.
               Form 10-K for the fiscal year ended December 31, 2006
               Filed March 16, 2007
               File #1-7395

Dear Mr. Kotler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

                                  Sincerely,

                                  John Cash
                                  Accounting Branch Chief